ArcelorMittal

Condensed Consolidated Financial Statements as of and for the six months ended June 30, 2015

ARCELORMITTAL AND SUBSIDIARIES

Condensed Consolidated Statements of Financial Position

(in millions of U.S. dollars, except share and per share data)

(unaudited)

	December 31, 2014	June 30, 2015
ASSETS
Current assets:
Cash and cash equivalents	3,893	4,611
Restricted cash	123	101
Trade accounts receivable and other (including 469 and 665 from related parties at December 31, 2014 and June 30, 2015, respectively)	3,696	4,283
Inventories (note 4)	17,304	15,466
Prepaid expenses and other current assets	2,627	2,402
Assets held for sale (note 5)	414	24
Total current assets	28,057	26,887

Non-current assets:
Goodwill and intangible assets	8,104	7,279
Biological assets	128	103
Property, plant and equipment (note 2)	46,465	42,545
Investments in associates and joint ventures (note 3)	5,833	5,532
Other investments	1,202	1,103
Deferred tax assets	7,962	7,214
Other assets	1,428	1,269
Total non-current assets	71,122	65,045
Total assets	99,179	91,932

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt and current portion of long-term debt (note 8)	2,522	3,239
Trade accounts payable and other (including 290 and 242 to related parties at December 31, 2014 and June 30, 2015, respectively)	11,450	10,291
Short-term provisions (note 10)	1,024	712
Accrued expenses and other liabilities	5,740	5,150
Income tax liabilities	230	161
Liabilities held for sale (note 5)	157	-
Total current liabilities	21,123	19,553

Non-current liabilities:
Long-term debt, net of current portion (note 8)	17,275	18,031
Deferred tax liabilities	3,004	2,707
Deferred employee benefits	10,074	9,652
Long-term provisions (note 10)	1,587	1,486
Other long-term obligations	956	670
Total non-current liabilities	32,896	32,546
Total liabilities	54,019	52,099

Commitments and contingencies (note 12 and note 13)

Equity (note 6):
Equity attributable to the equity holders of the parent	42,086	36,813
Non-controlling interests	3,074	3,020
Total equity	45,160	39,833
Total liabilities and equity	99,179	91,932

The accompanying notes are an integral part of these condensed consolidated financial statements.

ARCELORMITTAL AND SUBSIDIARIES

Condensed Consolidated Statements of Operations

(in millions of U.S. dollars, except share and per share data)

(unaudited)

	Six months ended June 30,
	2014	2015
Sales (including 3,111 and 3,126 of sales to related parties for 2014 and 2015, respectively)	40,492	34,008
Cost of sales (including depreciation and impairment of 2,011 and 1,627 and purchases from related parties of 655 and 860 for 2014 and 2015, respectively)	37,517	31,552
Gross margin	2,975	2,456
Selling, general and administrative expenses	1,469	1,306
Operating income	1,506	1,150
Income from investments in associates, joint ventures and other investments	154	123
Financing costs - net	(1,516)	(1,477)
Income (loss) before taxes	144	(204)
Income tax expense (note 7)	217	334
Net income (loss) (including non-controlling interests)	(73)	(538)

Net income (loss) attributable to:
Equity holders of the parent	(153)	(549)
Non-controlling interests	80	11
Net income (loss) (including non-controlling interests)	(73)	(538)

Earnings (loss) per common share (in U.S. dollars):
Basic and diluted	(0.09)	(0.31)

Weighted average common shares outstanding (in millions):
Basic and diluted (note 6)	1,791	1,794

The accompanying notes are an integral part of these condensed consolidated financial statements.

ARCELORMITTAL AND SUBSIDIARIES

Condensed Consolidated Statements of Other Comprehensive Income

(in millions of U.S. dollars, except share and per share data)

(unaudited)

	Six months ended June 30,
	2014		2015
Net income (loss) (including non-controlling interests)		(73)		(538)

Items that can be recycled to the condensed consolidated statements of operations
Available-for-sale investments:
Gain (loss) arising during the period	253		(77)
Reclassification adjustments for (gain) loss included in the condensed consolidated statements of operations	56		-
	309		(77)
Derivative financial instruments:
Gain (loss) arising during the period	87		10
Reclassification adjustments for (gain) loss included in the condensed consolidated statements of operations	5		(82)
	92		(72)
Exchange differences arising on translation of foreign operations:
Gain (loss) arising during the period	145		(4,010)
Reclassification adjustments for (gain) loss included in the condensed consolidated statements of operations	(18)		(54)
	127		(4,064)

Share of other comprehensive income (loss) related to associates and joint ventures:
Gain (loss) arising during the period	(85)		(355)
Reclassification adjustments for (gain) loss included in the consolidated statements of operations	(54)		(2)
	(139)		(357)

Income tax benefit (expense) related to components of other comprehensive income that can be recycled to the condensed consolidated statements of operations	(7)		23

Total other comprehensive income (loss)	382		(4,547)

Total other comprehensive income (loss) attributable to:
Equity holders of the parent	388		(4,400)
Non-controlling interests	(6)		(147)

		382		(4,547)
Total comprehensive income (loss)		309		(5,085)
Total comprehensive income (loss) attributable to:
Equity holders of the parent		235		(4,949)
Non-controlling interests		74		(136)
Total comprehensive income (loss)		309		(5,085)

The accompanying notes are an integral part of these condensed consolidated financial statements.

ARCELORMITTAL AND SUBSIDIARIES

Condensed Consolidated Statements of Changes in Equity

(in millions of U.S. dollars, except share and per share data)

(unaudited)

											Reserves
									Items that can be recycled to the condensed consolidated statements of operations			Items that cannot be recycled to the condensed consolidated statements of operations

			Share capital	Treasury shares	Subordinated perpetual capital securities	Mandatorily convertible notes	Additional paid-in capital	Retained earnings	Foreign currency translation adjustments	Unrealized gains (losses) on derivative financial instruments	Unrealized gains (losses) on available-for-sale securities	Recognized actuarial losses	Equity attributable to the equity holders of the parent	Non-controlling interests	Total Equity

		Shares[1,2]
	Balance at December 31, 2013	1,654	10,011	(414)	650	1,838	20,248	24,037	(2,910)	(324)	(105)	(3,238)	49,793	3,380	53,173
	Net income (loss) (including non-controlling interests)	-	-	-	-	-	-	(153)	-	-	-	-	(153)	80	(73)
	Other comprehensive income (loss)	-	-	-	-	-	-	-	7	66	315	-	388	(6)	382
	Total comprehensive income (loss)	-	-	-	-	-	-	(153)	7	66	315	-	235	74	309
	Redemption of subordinated perpetual capital securities	-	-	-	(650)	-	-	(7)	-	-	-	-	(657)	-	(657)
	Mandatory convertible bonds extension	-	-	-	-	-	-	-	-	-	-	-	-	(47)	(47)
	Option premiums on treasury shares	-	-	-	-	-	-	(309)	-	309	-	-	-	-	-
	Recognition of share based payments	-	-	-	-	-	12	-	-	-	-	-	12	-	12
	Dividend	-	-	-	-	-	-	(333)	-	-	-	-	(333)	(49)	(382)
	Coupon on subordinated perpetual capital securities	-	-	-	-	-		(22)	-	-	-	-	(22)	-	(22)
	Other changes in non-controlling interests	-	-	-	-	-	-	(40)	-	-	-	-	(40)	(52)	(92)
	Other movements	-	-	-	-	-	-	(65)	-	-	-	-	(65)	(5)	(70)
	Balance at June 30, 2014	1,654	10,011	(414)	-	1,838	20,260	23,108	(2,903)	51	210	(3,238)	48,923	3,301	52,224

	Balance at December 31, 2014	1,654	10,011	(399)	-	1,838	20,258	22,182	(7,627)	89	405	(4,671)	42,086	3,074	45,160
	Net income (loss) (including non-controlling interests)	-	-	-	-	-	-	(549)	-	-	-	-	(549)	11	(538)
	Other comprehensive income (loss)	-	-	-	-	-	-	-	(4,276)	(58)	(66)	-	(4,400)	(147)	(4,547)
	Total comprehensive income (loss)	-	-	-	-	-	-	(549)	(4,276)	(58)	(66)	-	(4,949)	(136)	(5,085)
	Recognition of share based payments	-	-	3	-	-	11	-	-	-	-	-	14	-	14
	Dividend	-	-	-	-	-	-	(331)	-	-	-	-	(331)	(55)	(386)
	Other changes in non-controlling interests (see note 6)	-	-	-	-	-	-	-	-	-	-	-	-	148	148
	Other movements	-	-	-	-	-	-	(7)	-	-	-	-	(7)	(11)	(18)
	Balance at June 30, 2015	1,654	10,011	(396)	-	1,838	20,269	21,295	(11,903)	31	339	(4,671)	36,813	3,020	39,833

1	Excludes treasury shares
2	In millions of shares

The accompanying notes are an integral part of these condensed consolidated financial statements.

ARCELORMITTAL AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

(in millions of U.S. dollars, except share and per share data)

(unaudited)

	Six months ended June 30,
	2014	2015
Operating activities:
Net loss (including non-controlling interests)	(73)	(538)

Adjustments to reconcile net loss to net cash provided by operations and payments:
Depreciation and impairment	2,011	1,627
Interest expense	850	693
Interest income	(40)	(45)
Income tax expense	217	334
Income from associates, joint ventures and other investments	(154)	(123)
Provisions for labour agreements and separation plans	289	283
Foreign exchange effects, provisions and other non-cash operating expenses (net)	92	223

Changes in operating assets and liabilities, net of effects from acquisitions:
Trade accounts receivable	(374)	(888)
Inventories	380	645
Trade accounts payable	(56)	(571)
Interest paid	(933)	(839)
Interest received	69	30
Cash contributions to plan assets and benefits paid for pensions and OPEB	(352)	(284)
VAT and other amounts from public authorities	291	304
Dividends received from associates, joint ventures and other investments	118	155
Taxes paid	(224)	(246)
Other working capital, provision movements and other liabilities	(1,034)	(656)
Net cash provided by operating activities	1,077	104

Investing activities:
Purchase of property, plant and equipment and intangibles	(1,649)	(1,287)
Disposal of net assets of subsidiaries and non-controlling interests (net of cash disposed of (84) and (10) for the six months ended June 2014 and June 2015, respectively)	183	(5)
Acquisition of associates and joint ventures	(258)	-
Disposal of other financial assets	25	108
Other investing activities (net)	2	309
Net cash used in investing activities	(1,697)	(875)

Financing activities:
Proceeds from short-term and long-term debt	2,945	3,279
Payments of short-term and long-term debt	(3,318)	(1,304)
Payment of subordinated perpetual capital securities	(657)	-
Dividends paid	(62)	(384)
Other financing activities (net)	(26)	6
Net cash (used in) provided by financing activities	(1,118)	1,597

Net (decrease) increase in cash and cash equivalents	(1,738)	826
Effect of exchange rate changes on cash	(127)	(108)

At the beginning of the period	6,072	3,893
Reclassification of the period-end cash and cash equivalents from assets held for sale	7	-
At the end of the period	4,214	4,611

The accompanying notes are an integral part of these condensed consolidated financial statements.

ARCELORMITTAL AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements for the six months ended June 30, 2015

(in millions of U.S. dollars)

(unaudited)

NOTE 1 – BASIS OF PRESENTATION AND ACCOUNTING POLICIES

Preparation of the condensed consolidated financial statements

The condensed consolidated financial statements of ArcelorMittal and Subsidiaries (“ArcelorMittal” or the “Company”) as of June 30, 2015 and for the six months then ended (the “Interim Financial Statements”) have been prepared in accordance with International Accounting Standard (“IAS”) No. 34, “Interim Financial Reporting”. They should be read in conjunction with the annual consolidated financial statements and the notes thereto in the Company’s Annual Report on Form 20-F for the year ended December 31, 2014, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The Interim Financial Statements are unaudited. They were authorized for issuance on August 3, 2015 by the Company’s Board of Directors.

Accounting policies

The Interim Financial Statements have been prepared on a historical cost basis, except for available for sale financial assets, derivative financial instruments and biological assets, which are measured at fair value less cost to sell, and inventories, which are measured at the lower of net realizable value or cost. Unless specifically described herein, the accounting policies used to prepare the Interim Financial Statements are the policies described in note 2 of the consolidated financial statements for the year ended December 31, 2014.

In 2015, ArcelorMittal Kryvyi Rih and ArcelorMittal Temirtau changed their functional currencies from the U.S. Dollar to their local currencies due to changes in the regulatory and economic environment and transactional currencies of the operations in the Ukraine and changes in the transactional currencies of the operations in Kazakhstan.

Adoption of new IFRS standards and interpretations applicable from January 1, 2015

On January 1, 2015, the Company adopted the following amendments and interpretation which did not have any material impact on the financial statements of the Company:

•     Amendments to IAS 19 “Employee Benefits”, published on November 21, 2013, clarify the requirements that relate to how contributions from employees or third parties that are linked to service should be attributed to periods of service.

•     Annual Improvements 2010-2012 published by the IASB on December 12, 2013 as part of its annual improvements process made amendments to the following standards:

•         IFRS 2 “Share-based Payment”, amends the definition of vesting condition and market condition and adds definitions for performance condition and service condition

•         IFRS 3 “Business Combinations”, provides additional guidance for accounting for contingent consideration in a business combination

•         IFRS 8 “Operating Segments”, provides clarification of the requirements for the aggregation of operating segments and the reconciliation of the total of the reportable segments’ assets to the entity’s assets

•         IFRS 13 “Fair Value Measurement”, provides additional guidance for the measurement of short-term receivables and payables

•         IAS 16 “Property, Plant and Equipment”, provides additional guidance for the proportionate restatement of accumulated depreciation when the revaluation method is applied

•         IAS 24 “Related Party Disclosure”, provides additional guidance for the definition of key management personnel

•         IAS 38 “Intangible Assets”, provides additional guidance for the proportionate restatement of accumulated depreciation when the revaluation method is applied

•     Annual Improvements 2011-2013 published by the IASB on December 12, 2013 as part of its annual improvements process made amendments to the following standards:

•         IFRS 1 “First-time Adoption of International Financial Reporting Standards”, provides additional guidance for the effectiveness of IFRSs

•         IFRS 3 “Business Combinations”, clarifies the scope of the exception for joint arrangements

•         IFRS 13 “Fair Value Measurement”, clarifies the scope of the portfolio exception

•         IAS 40 “Investment Property”, provides clarification of the interrelationship of IFRS 3 and IAS 40 when classifying property as investment property or owner-occupied property

The preparation of consolidated financial statements in conformity with IFRS recognition and measurement principles requires the use of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Management reviews its estimates on an ongoing basis using currently available information. Changes in facts and circumstances or obtaining new information or more experience may result in revised estimates, and actual results could differ from those estimates.

NOTE 2 – PROPERTY, PLANT AND EQUIPMENT

Following the announcement of the closure of the Georgetown facility in the US (NAFTA) in May 2015, the Company recognized an impairment charge of property, plant and equipment amounting to 19 during the period ended June 30, 2015.

NOTE 3 – INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

On April 30, 2015, ING Bank and Macquarie Bank exercised their put option for their respective 9.9% and 7.5% stakes in China Oriental Group Company Ltd (“China Oriental”) acquired on April 30, 2008 and April 30, 2014, respectively, in connection with a sale and purchase agreement they entered into with ArcelorMittal to restore the minimum free float of 25% of China Oriental on the Hong Kong Stock Exchange (“HKSE”). Accrued expenses and other liabilities and prepaid expenses and other current assets decreased by 96 and 112, respectively, as a result of these changes. The Company had not derecognized the 17.4% stake in China Oriental as it retained its exposure to significant potential risks and rewards of the investment through the put options.

NOTE 4 – INVENTORIES

                 Inventory, net of the allowance for slow-moving inventory, excess of cost over net realizable value and obsolescence as of December 31, 2014 and June 30, 2015, is comprised of the following:

	December 31, 2014	June 30, 2015
Finished products	6,264	5,362
Production in process	3,701	3,453
Raw materials	5,691	4,975
Manufacturing supplies, spare parts and other	1,648	1,676
Total	17,304	15,466

The amount of write-downs of inventories to net realizable value recognized as an expense was 363 and 305 during the six months ended June 30, 2014 and 2015, respectively.

NOTE 5 – ASSETS AND LIABILITIES HELD FOR SALE

On January 10, 2015, ArcelorMittal completed the sale of a 21% controlling stake in ArcelorMittal Tebessa, which holds two iron ore mines in Ouenza and Boukadra, Tebessa, to Sider and the Ferphos Group, two Algerian state-owned entities. The Company accounted for its remaining 49% stake under the equity method.

On January 23, 2015, ArcelorMittal completed the disposal of the building in Avenue de la Liberté in Luxembourg city, formerly the headquarters of the Company, to the Banque et Caisse d’Epargne de l’Etat (“BCEE”).

On February 26, 2015, ArcelorMittal established the investment ArcelorMittal RZK Celik Servis Merkezi Sanayi ve Ticaret Anonim Sirketi (“AM RZK”) with a local partner in Turkey through the contribution of assets and liabilities of the Company’s wholly owned subsidiary Rozak Demir Profil Ticaret ve Sanayi Anonim Sirketi (“Rozak”). ArcelorMittal holds a 50% stake in AM RZK and the investment is accounted for under the equity method.

On March 30, 2015, the Company established the joint venture ArcelorMittal CLN Distribuzione Italia S.r.l. (“AMCDI”) with Coils Lamiere Nastri S.P.A. (“CLN”) through the contribution of assets and liabilities of its wholly owned subsidiary ArcelorMittal Distribution Solutions Italia S.R.L (“AMDSI”). ArcelorMittal holds a 49% stake in AMCDI, which is accounted for under the equity method.

The result on disposal for the above mentioned disposals was immaterial. The aggregate net assets disposed of amounted to 97.

In May 2015, ArcelorMittal committed to a plan to sell its investment in the Northern Cape Iron Ore Mining Project (Coza mine) in South Africa, an associate in which the Company holds a 25% interest. Accordingly, the carrying amount of 24 of this investment was classified as held for sale at June 30, 2015.

NOTE 6 – EQUITY

Share capital

The aggregate number of shares issued and fully paid up is 1,665,392,222 as of June 30, 2015. The ordinary shares do not have a nominal value.

Treasury shares

ArcelorMittal held, indirectly and directly, approximately 11.0 million and 10.9 million treasury shares as of December 31, 2014 and June 30, 2015, respectively.

Earnings per common share

The weighted average common shares outstanding (in millions) for the purposes of basic and diluted earnings per share of 1,791 were retrospectively adjusted for anti-dilutive instruments for the six months ended June 30, 2014.

Dividends

The dividend for the full year of 2015 amounted to 331 and was paid on June 15, 2015. During the six months ended June 30, 2014, the Company declared a dividend for an amount of 333. Payments were made on July 15, 2014.

Mandatorily convertible notes

On January 16, 2013, ArcelorMittal issued mandatorily convertible subordinated notes (“MCNs”) with net proceeds of 2,222. The notes have a maturity of 3 years, were issued at 100% of the principal amount and are mandatorily converted into ordinary shares of ArcelorMittal at maturity unless converted earlier at the option of the holders or ArcelorMittal or upon specified events in accordance with the terms of the MCNs. The MCNs pay a coupon of 6.00% per annum, payable quarterly in arrears. The minimum conversion price of the MCNs was set at $16.75, corresponding to the placement price of shares in the concurrent ordinary shares offering as described above, and the maximum conversion price was set at approximately 125% of the minimum conversion price (corresponding to $20.94). The minimum and maximum conversion prices are subject to adjustment upon the occurrence of certain events, and were, as of June 30, 2015, $15.98 and $19.98, respectively. The Company determined the notes met the definition of a compound financial instrument and as such determined the fair value of the financial liability component of the bond was 384 on the date of issuance and recognized it as long-term obligation. The value of the equity component of 1,838 was determined based upon the difference of the cash proceeds received from the issuance of the bond and the fair value of the financial liability component on the date of issuance and is included in equity.

Non-controlling interests

At June 30, 2015, non-controlling interests included an increase of 148 relating to a capital increase in Arceo (Europe segment) subscribed by the Sogepa, the investment fund of the Walloon Region in Belgium.

NOTE 7 – INCOME TAX

The tax expense for the period is based on an estimated annual effective rate, which requires management to make its best estimate of annual pre-tax income for the year. During the year, management regularly updates its estimates based on changes in various factors such as geographical mix of operating profit, prices, shipments, product mix, plant operating performance and cost estimates, including labor, raw materials, energy and pension and other postretirement benefits.

The income tax expense was 217 and 334 for the six months ended June 30, 2014 and 2015, respectively.

NOTE 8 – SHORT-TERM AND LONG-TERM DEBT

Short-term debt, including the current portion of long-term debt, consisted of the following:

		December 31, 2014	June 30, 2015
	Short-term bank loans and other credit facilities including commercial paper*	1,249	385
	Current portion of long-term debt	1,200	2,783
	Lease obligations	73	71
	Total	2,522	3,239

*	The weighted average interest rate on short term borrowings outstanding were 2.7% and 1.9% as of December 31, 2014 and June 30, 2015, respectively.

Short-term bank loans and other credit facilities include short-term loans, overdrafts and commercial paper.

During the six months ended June 30, 2014, ArcelorMittal entered into certain short-term committed bilateral credit facilities. The facilities were extended in 2015. As of June 30, 2015, the facilities, totaling approximately $0.8 billion, remain fully available.

 On June 10, 2014, ArcelorMittal entered into an agreement for financing with a financial institution for 1 billion. The financial institution had the right to request early repayment once per year beginning in February 2015 until the final maturity on April 20, 2017. On February 13, 2015, the Company elected to make an early repayment of such financing.

The Company’s long-term debt consisted of the following:

		Year of maturity	Type of interest	Interest rate[1]	December 31, 2014	June 30, 2015
	Corporate
	2.5 billion tranche of 6 billion revolving credit facility	2018	Floating		-	-
	3.5 billion tranche of 6 billion revolving credit facility	2020	Floating		-	-
	1.0 billion Unsecured Notes	2015	Fixed	4.50%	998	1,000
	500 Unsecured Notes	2016	Fixed	4.50%	499	499
	€1.0 billion Unsecured Bonds	2016	Fixed	10.63%	1,210	1,117
	1.4 billion Unsecured Notes	2017	Fixed	5.25%	1,396	1,397
	€1.0 billion Unsecured Bonds	2017	Fixed	5.88%	1,208	1,113
	€500 million Unsecured Notes	2018	Fixed	5.75%	604	557
	€400 million Unsecured Notes	2018	Floating	2.05%	-	446
	1.5 billion Unsecured Notes	2018	Fixed	6.13%	1,500	1,500
	€750 million Unsecured Bonds	2019	Fixed	3.00%	903	833
	1.5 billion Unsecured Notes	2019	Fixed	10.60%	1,475	1,477
	500 Unsecured Notes	2020	Fixed	5.13%	-	497
	€600 million Unsecured Notes	2020	Fixed	2.88%	719	662
	1.0 billion Unsecured Bonds	2020	Fixed	6.00%	988	989
	1.5 billion Unsecured Notes	2021	Fixed	6.25%	1,489	1,489
	€500 million Unsecured Notes	2021	Fixed	3.00%	-	555
	€750 million Unsecured Bonds	2022	Fixed	3.13%	-	833
	1.1 billion Unsecured Notes	2022	Fixed	7.00%	1,090	1,090
	500 Unsecured Notes	2025	Fixed	6.13%	-	496
	1.5 billion Unsecured Bonds	2039	Fixed	7.75%	1,465	1,465
	1.0 billion Unsecured Notes	2041	Fixed	7.50%	983	984
	Other loans	2021	Fixed	3.46%	70	64
	EBRD loans	2015	Floating	-	8	-
	EIB loan	2016	Floating	1.49%	304	280
	300 Term Loan Facility	2016	Floating	2.29%	300	300
	ICO loan	2017	Floating	2.52%	42	31
	Other loans	2017-2035	Floating	0.00%-2.56%	144	220
	Total Corporate				17,395	19,894

	Americas
	Other loans	2016-2026	Fixed/ Floating	0.58%-15.08%	420	310
	Total Americas				420	310

	Europe, Asia & Africa
	Other loans	2016-2025	Fixed/ Floating	0.00%-8.16%	28	30
	Total Europe, Asia & Africa				28	30

	Total				17,843	20,234
	Less current portion of long-term debt				(1,200)	(2,783)

	Total long-term debt (excluding lease obligations)				16,643	17,451
	Lease obligations [2]				632	580
	Total long-term debt, net of current portion				17,275	18,031

[1]	Rates applicable to balances outstanding at June 30, 2015.
[2]	Net of current portion of 73 and 71 as of December 31, 2014 and June 30, 2015, respectively.

Corporate

6 billion Revolving Credit Facility

On 30 April 2015, ArcelorMittal signed a 6 billion revolving credit facility which incorporates a first tranche of 2.5 billion maturing on April 30, 2018, and a second tranche of 3.5 billion maturing on April 30, 2020. The facility may be used for general corporate purposes and replaces the 2.4 billion revolving credit facility agreement dated May 6, 2010, and the 3.6 billion revolving credit facility agreement dated March 18, 2011. As of June 30, 2015, the 6 billion revolving credit facility remains fully available.

Bonds

On July 3, 2015 ArcelorMittal completed the offering of CHF 225 million 2.5% Notes due July 3, 2020, issued under the Company’s Euro Medium Term Notes Programme. The proceeds of the issuance will be used to repay or prepay existing indebtedness.

On July 2, 2015, the Company redeemed its 1 billion 4.5% Unsecured Notes due August 5, 2015, prior to their scheduled maturity for a total amount of 1,022, including premium and accrued interest.

On June 1, 2015, ArcelorMittal completed the offering of 500 5.125% Notes due June 1, 2020, and 500 6.125% Notes due June 1, 2025, issued under the Company’s automatic shelf registration statement filed with the U.S. Securities and Exchange Commission (including a prospectus). The proceeds of the issuance were used to repay existing indebtedness, in particular the early redemption of bonds maturing in August 2015.

On April 9, 2015, ArcelorMittal completed the offering of €400 million Floating Rate Notes due April 9, 2018, and €500 million 3.00% Notes due April 9, 2021, issued under the Company’s Euro Medium Term Notes Programme. The proceeds of the issuance were used for general corporate purposes.

On January 14, 2015, ArcelorMittal completed the offering of €750 million 3.125% Notes due January 14, 2022, issued under the Company’s Euro Medium Term Notes Programme. The proceeds of the issuance were used for general corporate purposes.

Other

Certain debt agreements of the Company or its subsidiaries contain certain restrictive covenants. Among other things, these covenants limit encumbrances on the assets of ArcelorMittal and its subsidiaries, the ability of ArcelorMittal’s subsidiaries to incur debt and the ability of ArcelorMittal and its subsidiaries to dispose of assets in certain circumstances. Certain of these agreements also require compliance with a financial covenant.

The Company’s principal credit facilities (6  billion revolving credit facility, and certain borrowing agreements) include the following financial covenant: the Company must ensure that the ratio of “Consolidated Total Net Borrowings” (consolidated total borrowings less consolidated cash and cash equivalents) to “Consolidated EBITDA” (the consolidated net pre-taxation profits of the Company for a Measurement Period, subject to certain adjustments as set out in the facilities) does not, at the end of each “Measurement Period” (each period of 12 months ending on the last day of a financial half-year or a financial year of the Company), exceed a certain ratio, currently 4.25 to 1 and 4.0 to 1 depending on the borrowing agreement.

The Company was in compliance with the financial covenants contained in the agreements related to all of its borrowings as of June 30, 2015.

NOTE 9 – FINANCIAL INSTRUMENTS

The Company enters into derivative financial instruments to manage its exposure to fluctuations in interest rates, exchange rates and the price of raw materials, energy and emission rights allowances arising from operating, financing and investment activities.

Fair values versus carrying amounts

The estimated fair values of certain financial instruments have been determined using available market information or other valuation methodologies that require judgment in interpreting market data and developing estimates. The following tables summarize assets and liabilities based on their categories at June 30, 2015.

	Carrying amount in statements of financial position	Non-financial assets and liabilities	Loan and receivables		Liabilities at amortized cost	Fair value recognized in profit or loss	Available-for-sale assets	Derivatives
ASSETS
Current assets:
Cash and cash equivalents	4,611	-	4,611		-	-	-	-
Restricted cash	101	-	101		-	-	-	-
Trade accounts receivable and other	4,283	-	4,283		-	-	-	-
Inventories	15,466	15,466	-		-	-	-	-
Prepaid expenses and other current assets	2,402	1,381	794		-	-	-	227
Assets held for sale	24	24	-		-	-	-	-
Total current assets	26,887	16,871	9,789		-	-	-	227

Non-current assets:
Goodwill and intangible assets	7,279	7,279	-		-	-	-	-
Biological assets	103	-	-		-	103	-	-
Property, plant and equipment	42,545	42,545	-		-	-	-	-
Investments in associates and joint ventures	5,532	5,532	-		-	-	-	-
Other investments	1,103	-	-		-	-	1,103	-
Deferred tax assets	7,214	7,214	-		-	-	-	-
Other assets	1,269	398	819		-	-	-	52
Total non-current assets	65,045	62,968	819	-	-	103	1,103	52
Total assets	91,932	79,839	10,608		-	103	1,103	279

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt and current portion of long-term debt	3,239	-	-		3,239	-	-	-
Trade accounts payable and other	10,291	-	-		10,291	-	-	-
Short-term provisions	712	660	-		52	-	-	-
Accrued expenses and other liabilities	5,150	1,308	-		3,715	-	-	127
Income tax liabilities	161	161	-		-	-	-	-
Total current liabilities	19,553	2,129	-		17,297	-	-	127

Non-current liabilities:
Long-term debt, net of current portion	18,031	-	-		18,031	-	-	-
Deferred tax liabilities	2,707	2,707	-		-	-	-	-
Deferred employee benefits	9,652	9,652	-		-	-	-	-
Long-term provisions	1,486	1,466	-		20	-	-	-
Other long-term obligations	670	224	-		332	-	-	114
Total non-current liabilities	32,546	14,049	-		18,383	-	-	114

Equity:
Equity attributable to the equity holders of the parent	36,813	36,813	-		-	-	-	-
Non-controlling interests	3,020	3,020	-		-	-	-	-
Total equity	39,833	39,833	-		-	-	-	-
Total liabilities and equity	91,932	56,011	-		35,680	-	-	241

The following tables summarize the bases used to measure certain assets and liabilities at their fair value.

	As of December 31, 2014
		Level 1	Level 2	Level 3	Total
	Assets at fair value:
	Available-for-sale financial assets	1,022	-	-	1,022
	Derivative financial current assets	-	192	-	192
	Derivative financial non-current assets	-	4	112	116
	Total assets at fair value	1,022	196	112	1,330
	Liabilities at fair value:
	Derivative financial current liabilities	-	134	-	134
	Derivative financial non-current liabilities	-	109	-	109
	Total liabilities at fair value	-	243	-	243

	As of June 30, 2015
		Level 1	Level 2	Level 3	Total
	Assets at fair value:
	Available-for-sale financial assets	717	231	-	948 *
	Derivative financial current assets	-	128	99	227
	Derivative financial non-current assets	-	52	-	52
	Total assets at fair value	717	411	99	1,227
	Liabilities at fair value:
	Derivative financial current liabilities	-	127	-	127
	Derivative financial non-current liabilities	-	114	-	114
	Total liabilities at fair value	-	241	-	241
*	The balance does not include equity investments of 155 carried at cost.

Available-for-sale financial assets classified as Level 1 refer to listed securities quoted in active markets. A quoted market price in an active market provides the most reliable evidence of fair value and is used without adjustment to measure fair value whenever available, with limited exceptions. The total fair value is either the price of the most recent trade at the time of the market close or the official close price as defined by the exchange on which the asset is most actively traded on the last trading day of the period, multiplied by the number of units held without consideration of transaction costs. The decrease in the available-for-sale financial assets is related to the share price evolution of Erdemir and the appreciation of the USD.

Derivative financial assets and liabilities classified as Level 2 refer to instruments to hedge fluctuations in interest rates, foreign exchange rates, raw materials (base metal), freight, energy, and emission rights. The total fair value is based on the price a dealer would pay or receive for the security or similar securities, adjusted for any terms specific to that asset or liability. Market inputs are obtained from well-established and recognized vendors of market data and the fair value is calculated using standard industry models based on significant observable market inputs such as foreign exchange rates, commodity prices, swap rates and interest rates. Due to the temporary trading suspension of the Hunan Valin securities between May 14, 2015 and July 15, 2015, the investment with a carrying amount of 231 was reclassified from Level 1 to Level 2 as of June 30, 2015.

Derivative financial assets classified as Level 3 refer to the call option on the 1,000 mandatory convertible bonds. The fair valuation of Level 3 derivative instruments is established at each reporting date in relation to which an analysis is performed in respect of changes in the fair value measurement since the last period. ArcelorMittal’s valuation policies for Level 3 derivatives are an integral part of its internal control procedures and have been reviewed and approved according to the Company’s principles for establishing such procedures. In particular, such procedures address the accuracy and reliability of input data, the accuracy of the valuation model and the knowledge of the staff performing the valuations.

ArcelorMittal estimates the fair value of the 1,000 mandatory convertible bonds through the use of binomial valuation models. Binomial valuation models use an iterative procedure to price options, allowing for the specification of nodes, or points in time, during the time span between the valuation date and the option’s expiration date. In contrast to the Black-Scholes model, which provides a numerical result based on inputs, the binomial model allows for the calculation of the asset and the option for multiple periods along with the range of possible results for each period.

Observable input data used in the valuations include zero coupon yield curves, stock market prices, European Central Bank foreign exchange fixing rates and Libor interest rates. Unobservable inputs are used to measure fair value to the extent that relevant observable inputs are not available. Specifically, the Company computes unobservable volatility data based mainly on the movement of stock market prices observable in the active market over 90 working days.

The following table summarizes the reconciliation of the fair value of the call option on the 1,000 mandatory convertible bonds as of December 31, 2014 and June 30, 2015:

Call option on 1,000 mandatory convertible bonds
Balance as of December 31, 2013	-
Change in fair value	51
Balance of MCB call option as of January 17, 2014 (extension)	32
Balance as of June 30, 2014	83

Balance as of December 31, 2014	112
Change in fair value	(13)
Balance as of June 30, 2015	99

Portfolio of Derivatives

The Company manages the counter-party risk associated with its instruments by centralizing its commitments and by applying procedures which specify, for each type of transaction and underlying, risk limits and/or the characteristics of the counter-party. The Company does not generally grant to or require from its counter-parties guarantees of the risks incurred. Allowing for exceptions, the Company’s counterparties are part of its financial partners and the related market transactions are governed by framework agreements (mainly the International Swaps and Derivatives Association agreements which allow netting only in case of counterparty default). Accordingly, derivative assets and derivative liabilities are not offset.

The portfolio associated with derivative financial instruments classified as Level 2 as of December 31, 2014 is as follows:

		Assets			Liabilities
		Notional Amount	Fair Value	Average Rate*	Notional Amount	Fair Value	Average Rate*
	Interest rate swaps - fixed rate borrowings/loans	50	-	0.74%	1,118	(54)	2.13%
	Total interest rate instruments		-			(54)

	Foreign exchange rate instruments
	Forward purchase of contracts	2,137	132		217	(3)
	Forward sale of contracts	475	5		287	(5)
	Currency swaps purchases	479	2		479	(95)
	Currency swaps sales	125	-		250	(3)
	Exchange option purchases	136	1		712	(8)
	Exchange options sales	218	1		715	(7)
	Total foreign exchange rate instruments		141			(121)

	Raw materials (base metal), freight, energy, emission rights
	Term contracts sales	146	20		82	(13)
	Term contracts purchases	501	35		468	(55)
	Options sales/purchases	7	-		7	-
	Total raw materials (base metal), freight, energy, emission rights		55			(68)
	Total		196			(243)

*	The average rate is determined for fixed rate instruments on the basis of the U.S. dollar and foreign currency rates and for the variable rate instruments generally on the basis of Euribor or Libor.

The portfolio associated with derivative financial instruments classified as Level 2 as of June 30, 2015 is as follows:

		Assets			Liabilities
		Notional Amount	Fair Value	Average Rate*	Notional Amount	Fair Value	Average Rate*
	Interest rate swaps - fixed rate borrowings/loans	60	-	0.89%	60	(1)	1.39%
	Total interest rate instruments		-			(1)

	Foreign exchange rate instruments
	Forward purchase of contracts	1,710	39		844	(18)
	Forward sale of contracts	893	6		640	(8)
	Currency swaps purchases	744	53		1,396	(140)
	Exchange option purchases	330	3		317	(5)
	Exchange options sales	271	1		305	(1)
	Total foreign exchange rate instruments		102			(172)

	Raw materials (base metal), freight, energy, emission rights
	Term contracts sales	483	42		61	(3)
	Term contracts purchases	444	36		680	(65)
	Options sales/purchases	7	-		6	-
	Total raw materials (base metal), freight, energy, emission rights		78			(68)
	Total		180			(241)

*	The average rate is determined for fixed rate instruments on the basis of the U.S. dollar and foreign currency rates and for the variable rate instruments generally on the basis of Euribor or Libor.

NOTE 10 – PROVISIONS

Provisions, as of December 31, 2014 and June 30, 2015, are comprised of the following:

	December 31, 2014	June 30, 2015
Environmental	855	793
Asset retirement obligations	305	306
Site restoration	46	54
Staff related obligations	190	166
Voluntary separation plans	153	106
Litigation and other (see note 13)	758	530
Tax claims	271	209
Other legal claims	289	266
Other unasserted claims	198	55
Commercial agreements and onerous contracts	122	97
Other	182	146
Total	2,611	2,198
Short-term provisions	1,024	712
Long-term provisions	1,587	1,486
Total	2,611	2,198

NOTE 11 – SEGMENT AND GEOGRAPHIC INFORMATION

Reportable segments

ArcelorMittal reports its operations in five segments: NAFTA, Brazil, Europe, ACIS and Mining.

•         NAFTA represents the flat, long and tubular facilities of the Company located in North America (Canada, United States and Mexico). NAFTA produces flat products such as slabs, hot-rolled coil, cold-rolled coil, coated steel and plate. These products are sold primarily to customers in the following industries: distribution and processing, automotive, pipe and tubes, construction, packaging, and appliances. NAFTA also produces long products such as wire rod, sections, rebar, billets, blooms and wire drawing, and tubular products;

•         Brazil includes the flat operations of Brazil and the long and tubular operations of Brazil and neighboring countries including Argentina, Costa Rica, Trinidad and Tobago and Venezuela. Flat products include slabs, hot-rolled coil, cold-rolled coil and coated steel. Long products consist of wire rod, sections, bar and rebar, billets, blooms and wire drawing;

•         Europe is the largest flat steel producer in Europe, with operations that range from Spain in the west to Romania in the east, and covering the flat carbon steel product portfolio in all major countries and markets. Europe produces hot-rolled coil, cold-rolled coil, coated products, tinplate, plate and slab. These products are sold primarily to customers in the automotive, general industry and packaging industries. Europe produces also long products consisting of sections, wire rod, rebar, billets, blooms and wire drawing, and tubular products. In addition, it includes Distribution Solutions, primarily an in-house trading and distribution arm of ArcelorMittal. Distribution Solutions also provides value-added and customized steel solutions through further steel processing to meet specific customer requirements;

•         ACIS produces a combination of flat, long products and tubular products. Its facilities are located in Asia, Africa and Commonwealth of Independent States; and

•         Mining comprises all mines owned by ArcelorMittal in the Americas (Canada, USA, Mexico and Brazil), Asia (Kazakhstan), Europe (Ukraine and Bosnia & Herzegovina) and Africa (Algeria and Liberia). It supplies the Company and third parties customers with iron ore and coal.

The following table summarizes certain financial data relating to ArcelorMittal’s operations in its different reportable segments:

		NAFTA	Brazil	Europe	ACIS	Mining	Others*	Eliminations	Total
	Six months ended June 30, 2014
	Sales to external customers	10,300	4,581	20,692	4,158	707	54	-	40,492
	Intersegment sales**	51	206	148	149	1,932	233	(2,719)	-
	Operating income	77	592	414	5	507	(122)	33	1,506
	Depreciation	359	247	810	260	314	21	-	2,011
	Impairment	-	-	-	-	-	-	-	-
	Capital expenditures	226	241	518	215	429	20	-	1,649

	Six months ended June 30, 2015
	Sales to external customers	9,297	4,023	16,977	3,262	417	32	-	34,008
	Intersegment sales**	25	263	170	108	1,305	169	(2,040)	-
	Operating income	(52)	566	704	7	(78)	(20)	23	1,150
	Depreciation	311	171	592	214	307	13	-	1,608
	Impairment	19	-	-	-	-	-	-	19
	Capital expenditures	187	229	432	179	263	10	(13)	1,287

*	Others include all other operational and non-operational items which are not segmented, such as corporate and shared services, financial activities, and shipping and logistics.
**	Transactions between segments are reported on the same basis of accounting as transactions with third parties except for certain mining products shipped internally and reported on a cost plus basis.

The reconciliation from operating income to net income is as follows:

	Six months ended June 30,
	2014	2015
Operating income	1,506	1,150
Income from investments in associates and joint ventures	154	123
Financing costs - net	(1,516)	(1,477)
Income (loss) before taxes	144	(204)
Income tax (expense)	(217)	(334)
Net income (loss) (including non-controlling interests)	(73)	(538)

Geographical segmentation

Sales (by destination)

	Six months ended June 30,
	2014	2015
Americas
United States	8,345	7,609
Brazil	3,295	2,238
Canada	1,725	1,471
Mexico	1,144	982
Argentina	596	608
Others	788	912
Total Americas	15,893	13,820

Europe
Germany	3,570	2,860
France	2,573	2,057
Spain	2,222	1,876
Poland	1,868	1,559
Italy	1,447	1,287
Turkey	1,177	1,090
Czech Republic	819	653
United Kingdom	771	647
Belgium	653	578
Netherlands	487	426
Romania	369	315
Russia	371	309
Others	2,602	2,180
Total Europe	18,929	15,837

Asia & Africa
South Africa	1,348	1,211
Morocco	391	318
China	497	275
Kazakhstan	718	246
South Korea	232	127
India	107	73
Others	2,377	2,101
Total Asia & Africa	5,670	4,351

Total	40,492	34,008

The table below presents sales to external customers by product type. In addition to steel produced by the Company, amounts include material purchased for additional transformation and sold through distribution services. Others include mainly non-steel sales and services.

Product segmentation

Sales (by products)

	Six months ended June 30,
	2014	2015
Flat products	22,377	19,594
Long products	9,778	7,619
Tubular products	1,181	1,261
Mining products	707	417
Others	6,449	5,117
Total	40,492	34,008

NOTE 12 – COMMITMENTS

The Company’s commitments consist of the following:

		December 31,	June 30,
		2014[1]	2015
	Purchase commitments	22,735	22,340
	Guarantees, pledges and other collateral	4,266	3,939
	Non-cancellable operating leases	1,662	1,605
	Capital expenditure commitments	748	432
	Other commitments	1,644	1,495
	Total	31,055	29,811
[1]

The total commitments balance as of December 31, 2014 shown in the table above has been revised to correct the prior period disclosure, decreasing the balance by 1,264. The revision impacted only the disclosed amount and otherwise had no impact on the Company’s consolidated financial statements. The Company has evaluated the impact of the revision and determined that it did not have a material impact on any of its prior period annual and interim consolidated financial statements.

Purchase commitments

Purchase commitments consist primarily of major agreements for procuring iron ore, coking coal, coke and hot metal. The Company also has a number of agreements for electricity, industrial and natural gas, scrap and freight contracts.

Purchase commitments include commitments given to associates for 317 and 576 as of December 31, 2014 and June 30, 2015, respectively. Purchase commitments include commitments given to joint ventures for 731 and 1,492 as of December 31, 2014 and June 30, 2015, respectively.

Guarantees, pledges and other collateral

Guarantees related to financial debt and credit lines given on behalf of third parties were 101 and 87 as of December 31, 2014 and June 30, 2015, respectively. Additionally, 22 and 11 were related to guarantees given on behalf of associates and guarantees of 1,087 and 1,186 were given on behalf of joint ventures as of December 31, 2014 and June 30, 2015, respectively.

Pledges and other collateral mainly relate to mortgages entered into by the Company’s operating subsidiaries. Other sureties, first demand guarantees, letters of credit, pledges and other collateral included nil of commitments given on behalf of associates as of December 31, 2014 and June 30, 2015.

Non-cancellable operating leases

Non-cancellable operating leases mainly relate to commitments for the long-term use of various facilities, land and equipment belonging to third parties.

Capital expenditure commitments

Capital expenditure commitments mainly relate to commitments associated with investments in expansion and improvement projects by various subsidiaries.

                In 2008, ArcelorMittal Temirtau announced a decision to expand its production capacity from 4 million tons to 6 million tons and committed to improve the safety and security in its mining area. There were no outstanding commitments for these projects as of December 31, 2014 and June 30, 2015, respectively. Accordingly, the commitments as of December 31, 2014 have been retrospectively adjusted by 103 and 82 to correct the prior period disclosure.

Other commitments

Other commitments given comprise mainly commitments incurred for gas supply to electricity suppliers.

Commitments to sell

                In addition to the commitments presented above, the Company has firm commitments to sell natural gas and electricity for 435 and 644 as of December 31, 2014 and June 30, 2015, respectively.

NOTE 13 – CONTINGENCIES

ArcelorMittal may be involved in litigation, arbitration or other legal proceedings. Provisions related to legal and arbitral proceedings are recorded in accordance with the principles described in note 2 to consolidated financial statements for the year ended December 31, 2014.

Most of these claims involve highly complex issues. Often these issues are subject to substantial uncertainties and, therefore, the probabilities of loss and an estimate of damages are difficult to ascertain. Consequently, for a large number of these claims, the Company is unable to make a reasonable estimate of the expected financial effect that will result from ultimate resolution of the proceeding. In those cases, the Company has disclosed information with respect to the nature of the contingency. The Company has not accrued a reserve for the potential outcome of these cases.

In cases in which quantifiable fines and penalties have been assessed or the Company has otherwise been able to reasonably estimate the amount of probable loss, the Company has indicated the amount of such fine or penalty or the amount of provision accrued.

In a limited number of ongoing cases, the Company is able to make a reasonable estimate of the expected loss or range of possible loss and has accrued a provision for such loss, but believe that publication of this information on a case-by-case basis would seriously prejudice the Company’s position in the ongoing legal proceedings or in any related settlement discussions. Accordingly, in these cases, the Company has disclosed information with respect to the nature of the contingency, but has not disclosed the estimate of the range of potential loss nor the recorded as a loss.

These assessments can involve a series of complex judgments about future events and can rely heavily on estimates and assumptions. These assessments are based on estimates and assumptions that have been deemed reasonable by management. The Company believes that the aggregate provisions recorded for the above matters are adequate based upon currently available information. However, given the inherent uncertainties related to these cases and in estimating contingent liabilities, the Company could, in the future, incur judgments that could have a material effect on its results of operations in any particular period. The Company considers it highly unlikely, however, that any such judgments could have a material adverse effect on its liquidity or financial condition.

Tax Claims

Brazil

In May 2014, ArcelorMittal Comercializadora de Energia received a tax assessment from the state of Minas Gerais alleging that the Company did not correctly calculate tax credits on interstate sales of electricity from the February 2012 to December 2013 period. The amount claimed totals 49. ArcelorMittal Comercializadora de Energia filed its defense in June 2014. Following an unfavorable administrative decision in November 2014, ArcelorMittal filed an appeal in December 2014. In March 2015, there was a further unfavourable decision at the second administrative level. The company is preparing a judicial claim.

In the period from May to July 2015,  ArcelorMittal Brasil received 9 tax assessments from the state of Rio Grande do Sul alleging that the Company, through its branches in that state, had not made advance payments of ICMS ( a value added tax) on sales in that state covering the period from May 2010 to April 2015. The amount claimed totals $85 million. ArcelorMittal Brasil has  filed its defense in 8 cases and is preparing its defense in the other case.

Ukraine

In September 2012, the Ukrainian tax authorities conducted an audit of ArcelorMittal Kryvyi Rih, resulting in a tax claim of approximately 71. The claim relates to cancellation of VAT refunds, cancellation of deductible expenses and queries on transfer pricing calculations. On January 2, 2013, ArcelorMittal Kryvyi Rih filed a lawsuit with the District Administrative Court to challenge the findings of this tax audit. On April 9, 2013, the District Administrative Court rejected the claim by the tax authorities retaining only a tax liability of approximately 0.2 against ArcelorMittal Kryvyi Rih. Both parties filed appeals, and, on November 7, 2013, the Court of Appeal rejected the appeal by the tax authorities and retained only a tax liability of approximately 0.1 against ArcelorMittal Kryvyi Rih. On November 12, 2013, the tax authorities filed an appeal in cassation. On  June 3,  2015, the Supreme Administrative Court of Ukraine decided entirely in favour of ArcelorMittal Kryvyi Rih. The tax authorities may appeal the judgment to the Supreme Court of Ukraine before June 3, 2016.

Competition/Antitrust Claims

Romania

In 2010 and 2011, ArcelorMittal Galati entered into high volume electricity purchasing contracts with Hidroelectrica, a partially state-owned electricity producer. Following allegations by Hidroelectrica’s minority shareholders that ArcelorMittal Galati (and other industrial electricity consumers) benefitted from artificially low tariffs, the European Commission opened a formal investigation into alleged state aid in April 2012. The European Commission announced on June 12 2015 that electricity supply contracts signed by Hidroelectrica with certain electricity traders and industrial customers (including the one entered by ArcelorMittal Galati) did not involve state aid within the meaning of the EU rules.

Other Legal Claims

Argentina

Over the course of 2007 to 2015, the Argentinian Customs Office Authority (Aduana) notified the Company of certain inquiries that it is conducting with respect to prices declared by the Company’s Argentinian subsidiary, Acindar related to iron ore imports. The Customs Office Authority is seeking to determine whether Acindar incorrectly declared prices for iron ore imports from several different Brazilian suppliers and from ArcelorMittal Sourcing on 37 different claims concerning several shipments made between 2002 and 2014. The aggregate amount claimed by the Customs Office Authority in respect of the shipments is approximately 192. The investigations are subject to the administrative procedures of the Customs Office Authority and are at different procedural stages depending on the filing date of the investigation. By May 2015, in 21of the total 37 cases, the administrative branch of the Customs Office Authority ruled against Acindar (representing total claims of 65). These decisions have been appealed to the Argentinian National Fiscal Court.

Italy

In January 2010, ArcelorMittal received notice of a claim filed by Finmasi S.p.A. relating to a memorandum of agreement (“MoA”) entered into between ArcelorMittal Distribution Services France (“AMDSF”) and Finmasi in 2008. The MoA provided that AMDSF would acquire certain of Finmasi’s businesses for an amount not to exceed €93 million, subject to the satisfaction of certain conditions precedent, which, in AMDSF’s view, were not fulfilled. Finmasi sued for (i) enforcement of the MoA, (ii) damages of €14 million to €23.7 million or (iii) recovery costs plus quantum damages for Finmasi’s alleged lost opportunity to sell to another buyer. In September 2011, the court rejected Finmasi’s claims other than its second claim. The court appointed an expert to determine the quantum of damages. In May 2013, the expert’s report was issued and valued the quantum of damages in the range of €37.5 million to €59.5 million. ArcelorMittal appealed the decision on the merits. In May 2014, the Court of Appeals issued a decision rejecting ArcelorMittal’s appeal. In June 2014, ArcelorMittal filed an appeal of the Court of Appeal’s judgment with the Italian Court of Cassation. On December 18, 2014, the Court of Milan issued a decision on the quantum of the damages and valued the quantum of damages in the sum of €23.7 million plus interest. In June 2015, both parties served appeals of the decision on quantum, with ArcelorMittal also seeking the suspension of the enforceability of the decision. On July 1,  2015, Finmasi formally notified to AMDSF the declaration of enforcement of the decision of December 18, 2014. On July 28, 2015, AMDSF filed an appeal against such declaration with the Court of Appeal of Reims in France.